

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 19, 2009

Arctic Cat Inc.
Timothy C. Delmore-Chief Financial Officer
301 Brooks Avenue South
Thief River Falls, Minnesota 56701

> **Re:** **Arctic Cat Inc.**
> **Form 10-K for the year ended March 31, 2008**
> **Filed June 13, 2008**
> **File Number: 000-18607**

Dear Mr. Delmore:

We have completed our review of your Form 10-K along with the corresponding related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief